FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of  June 2009

Commission File Number   001-33783

THOMPSON CREEK METALS COMPANY INC.

401 Bay Street, Suite 2010
Toronto, Ontario
M5H 2Y4
(416) 860-1438

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐      Form 40-F   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 8, 2009	THOMPSON CREEK METALS COMPANY INC. /s/ Lorna D. MacGillivray Lorna D. MacGillivray Assistant Secretary

Exhibit Index

Exhibit No.            Description

99.1                         Press Release dated June 8, 2009

EXHIBIT 99.1

news release

401 Bay Street, Suite 2010,

P.O. Box 118

Toronto, Ontario

Canada M5H 2Y4

NYSE: TC

TSX: TCM, TCM.WT

June 8, 2009	Frankfurt: A6R

THOMPSON CREEK ANNOUNCES CHANGES TO 2009 OPERATING
PLANS

Thompson Creek Metals Company Inc. (“Company”), one of the world’s largest publicly traded, pure molybdenum producers, today announced changes to its 2009 estimates for molybdenum sales, molybdenum production and cash production costs.

“In response to the recent improvements in the molybdenum market, the Company is making operational adjustments at its mines that will result in molybdenum production and sales in 2009 being approximately 10% higher than previously announced estimates,” said Kevin Loughrey, Chairman and Chief Executive Officer.

“These operational adjustments include the shortening of the planned shutdown period this summer to two weeks from one month for the milling operations at the Thompson Creek and Endako mines.

“We will continue for the time being with the other main production adjustment we announced in February 2009, namely the reduction in the Thompson Creek mill operation to 70% of capacity (a 10 days on, four days off schedule). However, we will be monitoring market conditions and we intend to remain flexible and ready to adjust our production again in the future."

The Company now expects production and sales of molybdenum from its own mines will be in a range of 22 to 26 million pounds in 2009, up from previous guidance of 20 to 24 million pounds.

Molybdenum production at the Thompson Creek Mine is expected to be 16 to 18 million pounds (compared to previous guidance of 15 to 17 million pounds) and the Company’s 75% share of production at the Endako Mine is now estimated at 6 to 8 million pounds (compared to previous guidance of 5 to 7 million pounds).

The Company’s 2009 cash production costs are currently estimated in the range of $5.75 to $7.00 per pound of molybdenum produced, down from a previously estimated range of $6.25 to $7.25 per pound, with costs at the Thompson Creek Mine expected to be approximately $5.50 to $6.50 per pound (compared to previous guidance of $6.00 to $7.00 per pound) and costs at the Endako Mine expected to be approximately $6.50 to $7.50 per pound (compared to previous guidance of $7.00 to $8.00 per pound). This assumes a US$/Cdn$ exchange rate of 1.15 (compared to previous guidance of 1.20).

The revised 2009 Thompson Creek Mine cash production costs include approximately $30 million of stripping costs related to future planned production phases, amounting to $1.65 to $1.90 per pound produced (compared to previous guidance of $1.75 to $2.00 per pound produced). The 2009 Endako Mine operating plan has minimal stripping costs. All costs estimates are in U.S. dollars.

Mr. Loughrey is scheduled to make a presentation at 11 a.m. Eastern on Tuesday, June 9, 2009, to investors attending RBC Capital Markets’ 2009 Global Mining and Materials Conference in Toronto. A webcast of the presentation will be available at www.thompsoncreekmetals.com and also at http://www.wsw.com/webcast/rbc109/tcm.to/.

About Thompson Creek Metals Company Inc.

Thompson Creek Metals Company Inc. is one of the largest publicly traded, pure molybdenum producers in the world. The Company owns the Thompson Creek open-pit molybdenum mine and mill in Idaho, a metallurgical roasting facility in Langeloth, Pennsylvania and a 75% share of the Endako open-pit mine, mill and roasting facility in northern British Columbia. Thompson Creek has two high-grade underground molybdenum deposits, the Davidson Deposit near Smithers, B.C., and the Mount Emmons Deposit near Crested Butte, Colorado. The Company is continuing to pursue permitting of the Davidson Project and is evaluating the Mount Emmons Deposit. The Company has approximately 750 employees. Its principal executive office is in Denver, Colorado, and it has other executive offices in Toronto, Ontario and Vancouver, British Columbia. More information is available at www.thompsoncreekmetals.com.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation which may include, but is not limited to, statements with respect to the timing and amount of estimated future production. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

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Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Thompson Creek and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include those factors discussed in the section entitled “Risk Factors” in Thompson Creek’s current annual information form which is available on SEDAR at www.sedar.com and is incorporated in its Annual Report on Form 40-F filed with the United States Securities and Exchange Commission which is available at www.sec.gov. Although Thompson Creek has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this news release and Thompson Creek does not undertake to update any such forward-looking statements, except in accordance with applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements.

Readers should refer to Thompson Creek’s current annual information form which is available on SEDAR at www.sedar.com and is incorporated in its Annual Report on Form 40-F filed with the SEC which is available at www.sec.gov and subsequent continuous disclosure documents available at www.sedar.com and www.sec.gov for further information on mineral reserves and mineral resources, which is subject to the qualifications and notes set forth therein.

For more information, please contact: Wayne Cheveldayoff Director of Investor Relations Thompson Creek Metals Company Inc. Tel: 416-860-1438 Toll free: 1-800-827-0992 wcheveldayoff@tcrk.com	Dan Symons Renmark Financial Communications Inc. Tel.:514-939-3989 dsymons@renmarkfinancial.com

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